HOUGHTON MIFFLIN HARCOURT COMPANY
125 High Street
Boston, MA 02110
December 22, 2016
VIA EDGAR

Lyn Shenk
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Houghton Mifflin Harcourt Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-36166

Dear Ms. Shenk:
Reference is hereby made to the letter dated December 15, 2016 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced Annual Report on Form 10-K (the “Form 10-K”) of Houghton Mifflin Harcourt Company (the “Company,” “we” or “our”).

The Company hereby respectfully submits the following responses to the Staff’s comments set forth in the Comment Letter.  For the Staff’s convenience, we have reproduced in italic font below the comment from the Comment Letter with the corresponding response of the Company following the reproduction of such comment.  Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and all dollars have been expressed in thousands.

Notes to Consolidated Financial Statements; Note 3: Acquisitions, Page 77

Comment 1:

“We note from your disclosure here that you acquired EdTech from Scholastic for $575 million on May 29, 2016.  Please provide us with your calculation and results of significance of this acquisition under Rule 3-05 of Regulation S-X.”

Response to Comment 1:
The Company respectfully advises the Staff that Page 77 of our Annual Report on Form 10-K indicates that we acquired the assets of the EdTech business for $575.7 million on May 29, 2015.   In conjunction with this acquisition, the Company calculated the significance of this acquisition under Rule 3-05 of Regulation S-X.  Please see the table below for the details of such test:

Investment Test
Total purchase price of Ed Tech business	$575,683	19.1%
HMH total assets at December 31, 2014 (most recent audited financial statements)	$3,011,107
Asset Test
Ed Tech assets at May 31, 2014 (most recent audited financial statements)	$173,874	5.8%
HMH total assets at December 31, 2014 (most recent audited financial statements)	$3,011,107
Income Test
Ed Tech pre-tax income for the year ended May 31, 2014 (most recent audited financial statements)	$39,606	37.6%
HMH pre-tax loss for the year ended December 31, 2014 (most recent audited financial statements)	$105,249

We would also like to advise the Staff of the following:
•	The Form 8-K/A for the acquisition was filed on August 11, 2015 and voluntarily included two years of financial statements although only one year was required.
•	For the year ended December 31, 2015, we adopted early the updated accounting guidance related to the balance sheet classification of deferred taxes (ASC 740). This resulted in an approximate $20.5 million decrease to total assets on the December 31, 2014 consolidated balance sheet. Accordingly, the total assets of $3,011,107 shown in the analysis above is greater than in our Form 10-K for the year ended December 31, 2015.
•	We incurred a pre-tax loss for the year ended December 31, 2014; thus, the absolute value was used for the income test.
*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (617) 351–3166 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373–3025.

Sincerely,

/s/	Joseph P. Abbott, Jr.
Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer Houghton Mifflin Harcourt Company

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP